3
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

China Cablecom Holdings, Ltd.
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

G21176105
(CUSIP Number)

January 8, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]                 Rule 13d-1(b)
[X]                 Rule 13d-1(c)
[   ]                 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund, L.P. (20-5004931)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 779,473
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 779,473
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 779,473 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

Page 1 of 16 Pages

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Co-Invest Fund, L.P. (20-5249125)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 49,091
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 49,091
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,091 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

Page 2 of 16 Pages

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP, L.P. (20-5005219)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 828,564*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 828,564*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,564* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Includes 779,473 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P. and 49,091 shares of common stock, par value $0.0005, held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

Page 3 of 16 Pages

CUSIP No.  G21176105
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 828,564*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 828,564*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 828,564* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*  Includes 779,493 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund, L.P. and 49,091 shares of common stock, par value $0.0005, held by Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

Page 4 of 16 Pages

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund II, L.P. (26-1692972)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 837,451
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 837,451
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,451 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

Page 5 of 16 Pages

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP II, L.P. (26-1692915)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 837,451*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 837,451*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,451* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*  Represents 837,451 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.
** Based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

Page 6 of 16 Pages

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity, LLC (26-1692786)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 837,451*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 837,451*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 837,451* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*  Represents 837,451 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.
** Based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

Page 7 of 16 Pages

CUSIP No.  G21176105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,666,015*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,666,015*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,015* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Includes 779,473 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P., 49,091 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Co-Invest Fund, L.P., and 837,451 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.
** Based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

Page 8 of 16 Pages

Item 1(a)	Name of Issuer:

China Cablecom Holdings, Ltd.

Item 1(b)	Address of Issuer's Principal Executive Offices:

    1 Grand Gateway
    1 Hongqiao Road
    Shanghai, 200030
    People’s Republic of China

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Kent C. McCarthy (“Mr. McCarthy”), Jayhawk Capital Management, L.L.C., a Delaware limited liability company (“JCM”), Jayhawk Private Equity GP, L.P., a Delaware limited partnership (“JPEGP”), Jayhawk Private Equity Fund, L.P., a Delaware limited partnership (“JPEF”), Jayhawk Private Equity Co-Invest Fund, L.P., a Delaware limited partnership (“JPECF”), Jayhawk Private Equity, LLC, a Delaware limited liability company (“JPE”), Jayhawk Private Equity GP II, L.P., a Delaware limited partnership (“JPEGPII”), and Jayhawk Private Equity Fund II, L.P., a Delaware limited partnership (“JPEFII”).

Mr. McCarthy, JCM, JPEGP, JPEF, JPECF, JPE, JPEGPII, and JPEFII have entered into an Agreement Regarding the Joint Filing of 13G (the “Agreement”) pursuant to which Mr. McCarthy, JCM, JPEGP, JPEF, JPECF, JPE, JPEGPII, and JPEFII have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”).  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of Mr. McCarthy, JCM, JPEGP, JPEF, JPECF, JPE, JPEGPII, and JPEFII is 930 Tahoe Blvd., 802-281, Incline Village, NV, 89451.

Item 2(c	Citizenship

    Mr. McCarthy is a citizen of the Unites States of America, JCM is a Delaware limited liability company, JPEGP is a Delaware limited partnership, JPEF is a Delaware limited partnership, JPECF is a Delaware limited partnership, JPE is a Delaware limited liability company, JPEGPII is a Delaware limited partnership, and JPEFII is a Delaware limited partnership.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0005 per share

Item 2(e)	CUSIP Number:

G21176105

Item 3	The Reporting Person is:

Not Applicable

Item 4	Ownership:

Mr. McCarthy is the manager of and controls JCM.  JCM is the general partner of JPEGP and as a result controls JPEGP.  JPEGP is the general partner of JPEF and as a result controls JPEF.  JPEGP is the general partner of JPECF and as a result controls JPECF.  Therefore, Mr. McCarthy, JCM, and JPEGP are deemed to be beneficial owners under Rule 13d-3 of the Act of the securities owned of record by JPEF and JPECF and have reported that they share voting power and dispositive power over such securities.

Mr. McCarthy is also the manager of and controls JPE.  JPE is the general partner of JPEGPII and as a result controls JPEGPII.  JPEGPII is the general partner of JPEFII and as a result controls JPEFII.  Therefore,

Page 9 of 16 Pages

Mr. McCarthy, JPE, and JPEGPII are deemed to be beneficial owners under Rule 13d-3 of the Act of the securities owned of record by JPEFII and have reported that they share voting power and dispositive power over such securities.

(a)  Amount beneficially owned:
1.  Jayhawk Private Equity Fund, L.P.: 779,473
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  49,091
3.  Jayhawk Private Equity GP, L.P.: 828,564*
4.  Jayhawk Capital Management, L.L.C.: 828,564*
5.  Jayhawk Private Equity Fund II, L.P.: 837,451
6.  Jayhawk Private Equity GP, L.P.: 837,451**
7.  Jayhawk Private Equity, LLC: 837,451**
8.  Kent C. McCarthy: 1,666,015***

(b)  Percent of class:
1.  Jayhawk Private Equity Fund, L.P.: 5.5%
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0.3%
3.  Jayhawk Private Equity GP, L.P.: 5.9%
4.  Jayhawk Capital Management, L.L.C.: 5.9%
5.  Jayhawk Private Equity Fund II, L.P.: 6.0%
6.  Jayhawk Private Equity GP, L.P.: 6.0%
7.  Jayhawk Private Equity, LLC: 6.0%
8.  Kent C. McCarthy: 11.8%

Percent of class is based on 14,064,519 outstanding shares of common stock, par value $0.0005 per share.

(c)  Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:
1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.: 0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Jayhawk Private Equity Fund II, L.P.: 0
6.  Jayhawk Private Equity GP, L.P.: 0
7.  Jayhawk Private Equity, LLC: 0
8.  Kent C. McCarthy: 0

(ii)    Shared power to vote or direct the vote:
1.  Jayhawk Private Equity Fund, L.P.: 779,473
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  49,091
3.  Jayhawk Private Equity GP, L.P.: 828,564*
4.  Jayhawk Capital Management, L.L.C.: 828,564*
5.  Jayhawk Private Equity Fund II, L.P.: 837,451
6.  Jayhawk Private Equity GP, L.P.: 837,451**
7.  Jayhawk Private Equity, LLC: 837,451**
8.  Kent C. McCarthy: 1,666,015***

(iii)   Sole power to dispose or to direct the disposition of:
1.  Jayhawk Private Equity Fund, L.P.: 0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.: 0
4.  Jayhawk Capital Management, L.L.C.: 0
5.  Jayhawk Private Equity Fund II, L.P.: 0
6.  Jayhawk Private Equity GP, L.P.: 0
7.  Jayhawk Private Equity, LLC: 0
8.  Kent C. McCarthy: 0

Page 10 of 16 Pages

(iv)  Shared power to dispose or to direct the disposition of:
1.  Jayhawk Private Equity Fund, L.P.: 779,473
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  49,091
3.  Jayhawk Private Equity GP, L.P.: 828,564*
4.  Jayhawk Capital Management, L.L.C.: 828,564*
5.  Jayhawk Private Equity Fund II, L.P.: 837,451
6.  Jayhawk Private Equity GP, L.P.: 837,451**
7.  Jayhawk Private Equity, LLC: 837,451**
8.  Kent C. McCarthy: 1,666,015***

* Includes 779,473 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P. and 49,091 shares of common stock, par value $0.0005, held by the Jayhawk Private Equity Co-Invest Fund, L.P.

**  Represents 837,451 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.

*** Includes 779,473 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Fund, L.P., 49,091 shares of common stock, par value $0.0005 per share, held by the Jayhawk Private Equity Co-Invest Fund, L.P., and 837,451 shares of common stock, par value $0.0005 per share, held by Jayhawk Private Equity Fund II, L.P.

In addition to the common stock listed above, Jayhawk Private Equity Fund, L.P., Jayhawk Private Equity Co-Invest Fund, L.P., and Jayhawk Private Equity Fund II, L.P. each holds 5,013,724, 315,694, and 4,424,359, respectively, shares of convertible preferred stock that are convertible to common stock.  These shares of convertible preferred stock are immediately convertible into common stock, but a contractual provision prohibits the reporting persons from converting such preferred stock if such conversion would result in the reporting person owning more than 4.99% of the issuer’s common stock.  Due to the reporting persons’ current ownership, they are contractually prohibited from converting the shares of convertible preferred stock into common stock.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

See response to Item 4 above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Page 11 of 16 Pages

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 12 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	February 16, 2010

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Private Equity, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, L.L.C. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Private Equity, LLC, the general partner of Jayhawk Private Equity GP II, L.P.

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, L.L.C., Its general partner /s Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Page 13 of 16 Pages

Jayhawk Private Equity Fund. L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Jayhawk Private Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Page 14 of 16 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0005 per share, of China Cablecom Holdings, Ltd., and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 16th day of February, 2010.

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Private Equity, L.L.C.

By:	/s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, L.L.C. Its general partner /s Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Private Equity, LLC, the general partner of Jayhawk Private Equity GP II, L.P.

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent C/ McCarthy
Name: Kent C. McCarthy
Title: Manager

Page 15 of 16 Pages

Jayhawk Private Equity GP, L.P.

By:	Jayhawk Capital Management, L.L.C. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager

Jayhawk Private Equity Fund. L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Jayhawk Private Equity Co-Invest Fund, L.P.

By:	Jayhawk Private Equity GP, L.P. Its general partner /s/ Kent C. McCarthy
Name: Kent C. McCarthy
Title: Manager of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Page 16 of 16 Pages